SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 9, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 9, 2026.

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Jorge Pablo Brito	12-31-2027
Vice chairman	Carlos Alberto Giovanelli	12-31-2027
Directors	Nelson Damián Pozzoli	12-31-2027
	Fabián Alejandro de Paul (*)	12-31-2027
	Agustín Mariano Álvarez (*)	12-31-2027
	Constanza Brito	12-31-2026
	Mario Luis Vicens (*)	12-31-2026
	Sebastián Palla (*)	12-31-2026
	José Alfredo Sánchez	12-31-2026
	Daniela Anahí Rivarola Meilán (*)	12-31-2026
	Delfín Federico Ezequiel Carballo	12-31-2028
	Marcos Brito	12-31-2028
	Miguel Iribarne(*)	12-31-2028
Alternate Directors	Santiago Horacio Seeber	12-31-2027
	Juan Ignacio Catalano	12-31-2027
	Lucas Matías Gregorio (*)	12-31-2027

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2026
	Carlos Javier Piazza	12-31-2026
	Ariel Maximiliano Bozzano	12-31-2026

Alternate Syndics	Horacio Roberto Della Rocca	12-31-2026
	Francisco Javier Piazza	12-31-2026
	Vivian Haydeé Stenghele	12-31-2026

INDEPENDENT AUDITORS

Principal	Eleonora Perez Rodríguez	12-31-2026
Alternate	Ignacio Alberto Pío Hecquet	12-31-2026

Partners of Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 9, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer